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                                                                       EXHIBIT 3

Today, pcOrder and Trilogy are announcing that Trilogy will acquire pcOrder. A brief description of the transaction is contained in the attached press release, which is being released before the market opens this morning. As described in the press release, the parties will be filing detailed tender offer documents with the SEC shortly. The closing of the deal is expected to take approximately 6 weeks, but could take several weeks longer.

The impact to pcOrder employees:

Your stock options will be bought out at the closing of the transaction. Regardless of what plan you hold options under, 100% of all of your vested and unvested in-the-money options will be accelerated. The value of the buy out will be the difference between $6.375 per share and the exercise price of your in-the-money options. You will receive a net cash payment and will not be required to lay out any money for option exercise. If you voluntarily terminate your employment prior to closing, you will not be entitled to the acceleration of vesting and buy out payment. The detailed terms of the buy out plan will be provided later.

We understand that our greatest asset is our people. Trilogy also understands the incredible talent base we have at pcOrder. Given that, over the next several weeks, Trilogy and pcOrder will undergo the processes necessary to determine which employees will be offered positions at Trilogy. Unfortunately, Trilogy will not be able to place all pcOrder employees. Employees who are not offered positions at Trilogy will be offered fair and equitable severance packages, including outplacement.

We will proceed with the October 31, 2000 purchase date of our ESPP program, but we are terminating the plan as of November 1 so there will be no further purchase periods after October 31.

Town Hall Meetings

We are holding two town hall meetings today at 8:00am and 10:00am in the CVC for further discussion and Q&A. The management team will be available to address any additional questions or concerns you may have.

Press Inquires

If you are contacted by the press regarding today's announcement, please tell them that you are unable to comment and refer them to pcOrder's director of public relations, Tiffany O'Brien at 512-684-1171.

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